

August 10, 2011

Via E-mail
Mr. Stuart A. Rothstein
Chief Financial Officer
Apollo Commercial Real Estate Finance, Inc.
c/o Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, NY 10019

    Re: **Apollo Commercial Real Estate Finance, Inc.**
            Form 10-K for the year ended December 31, 2010
            Filed March 11, 2011
            File No. 1-34452

Dear Mr. Rothstein:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kevin Woody

                    Kevin Woody
                    Branch Chief